UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  SEPTEMBER 27, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                                 LOAN AGREEMENT

         THIS LOAN AGREEMENT ("AGREEMENT") is entered into as of September 24, 2004, by and between MAGELLAN GOLD CORP., a Nevada corporation ("LENDER"), MARSA GOLD ("MARSA"), a corporation organized under the laws of the Krygyz Republic, AITAS MINING COMPANY ("AITAS"), a corporation organized under the laws of Republic of Kazakhstan, and BULAKASHU MINING COMPANY ("BORROWER"), a corporation organized under the laws of the Kyrgyz Republic.

         WHEREAS,  Aitas  and  Marsa  (collectively,   the  "Vendors")  are  the
registered and beneficial owners of all of the issued securities of Borrower;

         WHEREAS, the Lender, the Vendors and Borrower have negotiated the terms of a share exchange transaction (the "TRANSACTION") in which the Lender will acquire all of the issued and outstanding shares of Borrower over a period of time in exchange for cash and common shares in the capital of Lender, the terms of which are established in a Letter Agreement of even date with this Loan Agreement (the "LETTER AGREEMENT"), a copy of which is attached to this Agreement as Schedule "A";

         WHEREAS, the Letter Agreement contemplates that part of the consideration for the Transaction will consist of the Lender advancing a bridge loan (the "LOAN") to Borrower in the amount of US$110,000 (United States) (the "LOAN AMOUNT") to be used for the purposes, and to be made and funded on the terms and conditions stated in the Letter Agreement and in this Agreement.

         NOW, THEREFORE, for and in consideration of the mutual covenants summarized in the Letter Agreement and contained in this Agreement, the parties hereto do hereby agree as follows:

1.       RECITALS

1.1 The Recitals set forth above are acknowledged to be true and are incorporated into this Agreement by this reference.

2.       THE LOAN AND SECURITY

2.1 Subject to the prior satisfaction of the Loan Conditions (defined in Article 3 below), the Lender agrees to lend the Loan Amount to Borrower. The repayment of the Loan, the interest rate payable thereon and certain other terms of the Loan shall be as set forth in the promissory note (the "NOTE") evidencing the Loan which shall be in the form attached to this Agreement as Schedule "B". The Note will be delivered to the Lender together with an executed original of this Agreement.

2.2 The Note will be secured by the joint and several personal guarantee from each of the Vendors (the "GUARANTEES"). The Guarantees will, in turn be secured by a pledge from the Vendors of all of the issued and outstanding securities of Borrower. Prior to or at the Closing, each of the Vendors shall give to the Lender a Security Agreement (collectively, the "GSAS") granting a security interest in all of the present and after acquired securities of Borrower to secure performance of all obligations under their respective Guarantees and shall deliver to the Lender all of the certificates representing those interests, duly endorsed for transfer to Lender, to be held by Lender pursuant to the GSAs. The security interests granted in the GSAs shall be superior to all other charges on all of the securities now or hereafter issued by Borrower.

3.       THE LOAN CONDITIONS

3.1 The Lender's obligation to make the Loan is subject to satisfaction of the following conditions precedent (the "LOAN CONDITIONS") on or before the Closing Date (defined in Section 4.1 of this Agreement):

         (a) approval of the Transaction by the boards of directors of the Borrower and each of the Vendors;

         (b) approval by the Lender of a budget specifying how the proceeds of the Loan will be expended (the "BUDGET"); and

         (c) receipt of any requisite third party and regulatory approvals and consents in respect of the Loan.

4.       USE OF PROCEEDS.

4.1 On the later of (i) the date of this Agreement or (ii) the day upon which the last of the Loan Conditions has been satisfied (the "CLOSING DATE"), the Lender shall fund the Loan to the Borrower in the following stages:

         (a)      U.S. $50,000 within 24 hours of the Closing Date;

         (b)      U.S. $30,000 six weeks after the Closing Date; and

         (c)      U.S. $30,000 ten weeks after the Closing Date.

4.2      The Borrower shall use the Loan Amount in accordance with the Budget.

5.       REPRESENTATIONS, WARRANTIES AND COVENANTS.

5.1 To induce the Lender to enter into this Agreement and to make the Loan, the Vendors and the Borrower jointly and severally represent and warrant to the Lender, and promise to and agrees with the Lender as of the date of this Agreement, on the Closing Date, and thereafter until repayment or forgiveness of all of the obligations (the "OBLIGATIONS") imposed by this Agreement or by any of the Note, Guarantees or the GSAs (collectively, the "LOAN DOCUMENTS") as follows:

         (a) Each Vendor and the Borrower is as of the Closing Date and will continue after the Closing Date to be:

                  (i) a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation,

                  (ii) duly qualified to do business and in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification,

                  (iii)    in compliance with its charter and by-laws, and

                  (iv) in compliance in all material respects with all applicable law and regulation;

         (b)      Each Vendor and the Borrower has and will continue to have:

                  (i) the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore or proposed to be conducted, and

                  (ii) all licenses, permits, franchises, rights, powers, consents or approvals from or by all persons or governmental authorities having jurisdiction over each of them, as applicable, which are necessary or appropriate for the conduct of its business;

         (c) The execution, delivery and performance by the Borrower of this Agreement and by each of the Vendors of the Loan Documents, and the creation of all security interests provided for herein and therein:

                  (i) are and will continue to be within such person's corporate power;

                  (ii) have been and will continue to be duly authorized by all necessary corporate action;

                  (iii) are not and will not be in contravention of any provision of such person's charter or by-laws;

                  (iv)     do not and will not violate any law or regulation, or
                           any   order  or   decree   of  any   court  or  other
                           governmental authority;

                  (v) do not and will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such person is a party or by which such person or any of its property is bound;

                  (vi) do not and will not result in the creation or imposition of any lien, security interest or other encumbrances upon any of the assets of the Borrower or the Vendors other than those granted to the Lender in connection herewith or therewith; and

                  (vii) do not and will not require the consent or approval of any governmental authority or any other person;

(d) At the Closing Date, each Loan Document shall have been duly executed and delivered for the benefit of or on behalf of the respective signatory thereof, and each such Loan Document shall then be and will continue to be a legal, valid and binding obligation of such person, enforceable against it in accordance with its terms;

(e) None of the Vendors or Borrower has any contingent liabilities which have not been disclosed to Lender which would have a material adverse effect, nor has any of them incurred any indebtedness, lease obligations or contingent obligations which would have a material adverse effect, other than indebtedness incurred by it or credit extended to it in the ordinary course of business or as otherwise disclosed to the Lender. Neither of the Vendors nor Borrower shall create, incur, assume or permit to exist, any indebtedness, lease obligation or contingent obligation except the obligations set forth in the Loan Documents and the Letter Agreement.

(f) the Borrower agrees that it will not, and the Vendors agree to cause the Borrower to refrain from issuing any further securities of the Borrower, whether in the nature of debt or equity, except as contemplated in this Agreement;

(g) the Vendors have voted their shares in Borrower, which represents all of the issued and outstanding securities of Borrower, in favor of the Transaction;

(h) the Borrower holds and will continue to hold good and marketable title to all of its assets except for transfers permitted under the Loan Documents and none of the assets of the Borrower or the Vendors are or will be subject to any liens, security interests or other encumbrances, except (i) those granted to the Lender in connection herewith; (ii) liens for taxes or assessments or other governmental charges or levies not yet due and payable; (iii) pledges or deposits securing obligations under worker's compensation, unemployment insurance, social security or public liability laws or similar legislation; (iv) pledges or deposits securing contracts (other than contracts for the payment of money) or leases to which the Borrower is a party as lessee made in the ordinary course of business; (v) deposits securing public or statutory obligations of the Borrwer; (vi) inchoate and unperfected workers', mechanics', suppliers' or similar liens arising in the ordinary course of business; or (vii) carriers', warehousing or other similar possessory liens arising in the ordinary course of business and securing indebtedness not yet due and payable in an outstanding aggregate amount not in excess of $25,000 (Canadian) at any time (collectively, the "PERMITTED ENCUMBRANCES").

(i) the Vendors own, beneficially and of record, 100% of the outstanding capital of Borrower and there are no outstanding subscriptions, contracts, options, rights, warrants or convertible securities, or other obligations to issue, sell or otherwise dispose of, purchase, redeem or acquire any shares of the Borrower.

(j) the License, as that term is defined in the Letter Agreement, is in good standing and the Vendors and Borrower will continue to maintain it in good standing for so long as the Loan remains outstanding.

6.       CROSS-DEFAULT

6.1 Each of the Loan Documents will be deemed to provide that an event of default under any of them shall constitute an event of default under all of them. An event of default under any of the Loan Documents shall also constitute an event of default under this Agreement.

6.2      If:

         (a) any of the Vendors or the Borrower breaches any material provision of the Letter Agreement; or

         (b)      the Letter Agreement is terminated for any reason,

         the Loan shall become immediately due and payable, together with all accrued interest incurred thereon; provided, however, that the obligation to repay the Loan shall at all times be subject to the "put" option in favor of the Vendors described in Section 10 of the Letter Agreement.

7.       MISCELLANEOUS COVENANTS

7.1 Each of the Vendors hereby confirms to and agrees for the benefit of the Lender that, so long as the Borrower remains obligated or indebted to the Lender, the Vendors shall hold their interests in Borrower in accordance with the respective interests and priorities of the Lender under this Agreement.

7.2 The Vendors and Borrower shall do, perform, execute and deliver all acts, deeds and documents as may be necessary from time-to-time to give full force and effect to the intent of this Agreement. The Vendors and Borrower do hereby appoint the Lender to make any registrations or filings as may be necessary or desirable with respect to this Agreement, including the registration of any financing change statement with any personal property registry or equivalent maintained in any applicable jurisdiction.

         Any notice required or permitted to be given pursuant to this Agreement shall be given pursuant to the Notice provisions established in Section 28 of the Letter Agreement.

7.3 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and shall be effective as of the date specified on the first page of this Agreement.

7.4 Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

7.5 This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, executors and personal representatives, and assigns, and shall be governed by the laws of the Province of British Columbia.

7.6 This Agreement shall continue in full force and effect until the date on which it is terminated by a written termination signed and delivered by the Lender.

7.7 This Agreement, together with any schedules attached to this Agreement and any other agreements and documents to be delivered pursuant to or in connection with this Agreement or the Letter Agreement, constitute the entire agreement of all the parties with respect to the subject matter of this Agreement and supersedes all prior agreements, undertakings, negotiations and discussions, whether written or oral, of the parties. There are no representations, warranties, conditions,
         undertakings   or  agreements  of  any  kind  between  the  parties  in
         connection with the subject matter of this Agreement, except as specifically set out in this Agreement or in any schedule or other agreement or documents delivered pursuant to this Agreement.

7.8 All covenants, agreements, liabilities, and obligations entered into or imposed upon the Borrower and/or the Vendors hereunder will be deemed to be both joint and several.

7.9 Notwithstanding any contrary agreement, if the rate of interest payable in respect of any of the credit advanced hereunder would in the absence of this provision exceed the maximum annual rate permitted by law, then the rate of interest payable in respect thereof will be limited to the rate equal to one percent per annum less than such maximum rate.

7.10     The obligation of the Borrowers to make all payments  hereunder will be
         absolute   and   unconditional   and  will  not  be   affected  by  any
         circumstance, including, without limitation:

         (a) any set-off, compensation, counterclaim, recoupment, defence, or other right which either of the Borrowers may have against the Lender, or anyone else for any reason whatsoever;

         (b)      any  insolvency,   bankruptcy,   reorganization,   or  similar
                  proceedings by or against any of the Vendors or Borrower.

7.11 The Borrower hereby waives, to the extent permitted by applicable law, any and all rights which it may now have or which at any time hereafter may be conferred upon it, by statute or otherwise, to terminate, cancel, quit, or surrender this Agreement except in accordance with the express terms hereof.

8.       SEVERABILITY

8.1 If any covenant or other provision of this Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such covenant or other provision will be severed from and will not affect any other covenant or other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal, or unenforceable covenant or provision had never been contained in this Agreement. All other covenants and provisions of this Agreement will, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

9.       TIME OF THE ESSENCE

9.1      Time is of the essence of this Agreement.

IN WITNESS WHEREOF, intending to be legally bound, the Borrower has caused this Agreement to be duly executed as of the date first above written.


BULAKASHU MINING COMPANY

By:  /s/ Oleg Kim
   --------------------------
         Authorized Signatory


MARSA GOLD

By:/s/ Dmitriy Vedeshkin-Ryabov
   ----------------------------
         Authorized Signatory

AITAS MINING COMPANY

By: /s/ Nurlan Dildabekov
   --------------------------
         Authorized Signatory

MAGELLAN GOLD CORP.

By: /s/ Douglas Turnbull
   --------------------------
         Authorized Signatory

                               AMENDING AGREEMENT

THIS AMENDING AGREEMENT ("AGREEMENT") is entered into as of the 18th day of January, 2005, by and between MARSA GOLD CORP. ("MARSA"), a Kyrgyz limited liability company with an address of Kyrgyz Republic, Bishkek, microregion 11, 6-46, AITAS MINING COMPANY ("AITAS"), a Kazakhstan corporation with an address in care of Bulakashu Mining Company, BULAKASHU MINING COMPANY LLC ("BMC"), a Kyrgyz limited liability company with an address of Kyrgyz Republic, Bishkek, Baitik Baatyra 37, and MAGELLAN GOLD CORP. ("MAGELLAN"), a Nevada corporation with an address of 609 Granville Street, Suite 880, P.O. Box 10321, Vancouver, British Columbia Canada .

RECITALS:

A. Marsa, Aitas, BMC and Magellan are all of the parties to a Letter Agreement dated September 24, 2004 (the "PURCHASE AGREEMENT") pertaining to the purchase by Magellan of all of the issued and outstanding shares of BMC from Marsa and Aitas, each as to a 50% interest.

B. Marsa, Aitas, BMC and Magellan are all of the parties to a Loan Agreement dated September 24, 2004 (the "Loan Agreement") pursuant to which Magellan advanced a `bridge' loan facility to BMC which is further evidenced by a demand promissory note (the "NOTE") dated September 24, 2004 in the original amount of U.S. $110,000, made by BMC in favour of Magellan.

C. Aitas and Marsa guaranteed repayment of the Note pursuant to a written Guarantee (the "GUARANTEE") dated September 24, 2004 and secured their respective obligations under the Guarantee pursuant to Share Pledge Agreements (the "AITAS PLEDGE" and the "MARSA PLEDGE", respectively) dated September 24, 2004, pursuant to which Aitas and Marsa pledged to Magellan all of their respective shareholding in BMC.

D. Aitas has recently withdrawn from its membership interest in BMC and desires to be released from its obligations under the Purchase Agreement, the Loan Agreement, the Guarantee and the Aitas Pledge.

NOW THEREFORE,  for and in consideration of the premises, and for other good and
valuable   consideration   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, the parties hereto do hereby agree as follows:

         1.       RECITALS.

The Recitals set forth above are acknowledged by all of the parties hereto to be true and correct and are incorporated into this Agreement by this reference.

         2.       DEFINED TERMS.

Any capitalized terms used in this Agreement that are not defined in this Agreement shall have the meaning attributed in the Purchase Agreement, the Loan Agreement, the Guarantee or the Pledge, as the context may require.

3.       PURCHASE AGREEMENT.

The Purchase Agreement is hereby modified as follows:

         (a) Hereafter, any reference in the Purchase Agreement to the term "BMC Shares" shall be deemed to be a reference to the membership interest in BMC.

         (b) Notwithstanding anything in the Purchase Agreement to the contrary, Aitas shall not be entitled to receive any of the Purchase Shares or any part of the cash portion of the Purchase Price.

         (c) Aitas, Marsa and BMC hereby represent and warrant to Magellan that:

                  (i)      Aitas has withdrawn from BMC;

                  (ii) any membership or other interest that Aitas held in BMC has been cancelled;

                  (iii)    Marsa is now the sole member of BMC.

         (d) Aitas is hereby released from any obligation under the Purchase Agreement.

         (e)      Aitas hereby  assigns and sets over to Marsa any right,  title
                  or  interest  in  the  Purchase   Agreement   that  Aitas  may
                  heretofore have held.

         (f) Marsa hereby assumes all of the obligations in the Purchase Agreement that were previously imposed on Aitas.

         (g) Hereafter, any reference in the Purchase Agreement to the "Vendors" shall be deemed to be a reference only to Marsa

         (h) Any reference in Section 6 or 7 to the "Closing" or the "Closing Date" shall be deemed to refer to the date upon which Magellan has succeeded to a 100% membership interest in BMC or, but only as to any such reference in Section 7, such earlier date upon which the Loan is repaid.

4.       LOAN AGREEMENT.

         (a) Aitas is hereby released from any obligation under the Loan Agreement.

         (b) Aitas hereby assigns and sets over to Marsa any right, title or interest in the Loan Agreement that Aitas may heretofore have held.

         (c)      Marsa  hereby  assumes  all of  the  obligations  in the  Loan
                  Agreement  that  were   previously   imposed  on  Aitas.

         (d)      Hereafter,   any  reference  in  the  Loan  Agreement  to  the
                  "Vendors" shall be deemed to be a reference only to Marsa

5.       GUARANTEE.

         (a) Aitas is hereby released from all obligation under the Guarantee.

         (b)      Marsa  hereby   assumes  any  and  all  liability   under  the
                  Guarantee.

6.       PLEDGE AGREEMENTS.

         (a)      The Aitas Pledge is hereby cancelled.


         (b) The Marsa Pledge is hereby modified to reflect that the Securities Pledge as described in Section 1 is of 100% of the membership interest in BMC.

7.       COUNTERPARTS.

         (a) This Amending Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

8.       ELECTRONIC MEANS.

         (a) Delivery of an executed copy of this Amending Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

9.       ENTIRE AGREEMENT.

         (a) There are no representations, warranties, collateral agreements, or conditions between the parties hereto except as specified in the Purchase Agreement, the Loan Agreement, the Guarantee, the Aitas Pledge, the Marsa Pledge or this Amending Agreement.

10.      FURTHER ASSURANCES.

         (a) The parties will execute and deliver all such further documents, do or cause to be done all such further acts and things, and give all such further assurances as may be necessary to give full effect to the provisions and intent of this Amending Agreement.

11.      PROPER LAW.

         (a) This Agreement will be governed by and construed in accordance with the law of British Columbia.

12.      TIME OF THE ESSENCE.



Time is of the essence of this Agreement.

IN WITNESS WHEREOF, the parties hereto have set their respective hands as of the day and year first above written.

MAGELLAN GOLD CORP.


Per: /s/ Douglas Turnbull
     ----------------------------
         Authorized Signatory

Accepted and agreed to this 18 day of January, 2005.


BULAKASHU MINING COMPANY LLC


Per: /s/ Oleg Kim
     ----------------------------
         Authorized Signatory

Accepted and agreed to this 18 day of January, 2005.

AITAS MINING COMPANY


Per: /s/ Nurlan Dildabekov
     ----------------------------
         Authorized Signatory

Accepted and agreed to this 18 day of January, 2005.

MARSA GOLD


Per: /s/ Dmitriy Vedeshkin-Ryabov
     ----------------------------
         Authorized Signatory

Accepted and agreed to this 18 day of January, 2005.